

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

April 2, 2007

Mr. Kevin S. Wampler
Chief Financial Officer
The Finish Line, Inc.
3308 N. Misshoeffer Road
Indianapolis, Indiana 46235

>   **Re: The Finish Line, Inc.**
>   **Form 10-K for Fiscal Year Ended February 25, 2006**
>   **Filed May 5, 2006**
>   **Form 10-Q for Fiscal Quarter Ended November 25, 2006**
>   **Filed December 20, 2006**
>   **Response Letter Dated March 12, 2007**
>   **File No. 0-20184**

Dear Mr. Wampler:

    We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended February 25, 2006

Note 1. Significant Accounting Policies, page 32

General

1.   We have reviewed your response to comment 3 in our letter dated March 1, 2007. We note that contingent rent payments have not been included in the calculation of straight-line rent based on your conclusion that the achievement of the aggressive targets over the entire life of the lease is not probable. However, it appears from your tabular disclosure in Note 4 at page 38 that you have achieved specified targets resulting in the recording of contingent rent expense in each of the last three fiscal years. Based upon the achievement of sales targets in each of the past three years, we would expect that you would deem it probable that sale

targets would likely be met in the next annual period, and consequently, contingent rent expense on these leases would be probable and factored into your expected rent expense for the following annual rental period. Please clarify whether you separately evaluate the probability of achieving each specified target within an agreement or on some combined basis.

Advertising, page 34

2.   We note from your response to comment 3 in our letter dated March 1, 2007 that you believe you have complied with the disclosure requirements of SOP 93-7 and EITF 02-16 and that for competitive reasons, you do not separately disclose the amount of cooperative advertising allowances. Please provide us with the amounts of cooperative advertising allowances you received during each of the last three fiscal years. We may have further comment.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Regina Balderas, Staff Accountant, at (202) 551-3722 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief